Exhibit 4.7

DESCRIPTION OF REGISTRANT’S SECURITIES

The following summary of Newtown Lane Marketing, Incorporated’s securities is based on and qualified by its Certificate of Incorporation (the “Charter”). References to the “Company” and to “we,” “us,” and “our” refer to Newtown Lane Marketing, Incorporated.

General

As of March 31, 2020, the Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. There are no shares of preferred stock currently outstanding.

Common Stock

There are currently 13,757,550 shares of common stock issued and outstanding. Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of common stock is entitled to receive such dividends as may be declared by the Board of Directors (the “Board”) out of funds legally available therefore, and, in the event of liquidation, dissolution or winding up of the Company, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of all liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights or pre-emptive rights to purchase or subscribe for any shares of common stock or other securities of the Company in the event of any subsequent offering. The shares of common stock have no conversion rights, are not subject to redemption and are not subject to further calls or assessments. All outstanding shares of common stock are, and the shares of common stock offered hereby will be when issued, fully paid and nonassessable.

Preferred Stock

As of March 31, 2020, no shares of Preferred Stock were issued and outstanding. The Board is authorized, without any action of the stockholders, to provide for the issuance of one or more series of preferred stock and to fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof including, without limitation, the dividend rate, voting rights, conversion rights, redemption price and liquidation preference per series of preferred stock. Any series of preferred stock issued may rank senior to the common stock with respect to the payment of dividends or amounts to be distributed upon liquidation, dissolution or winding up of the Company. There are no agreements for the issuance of preferred stock and the Board has no present intent to issue any preferred stock. The existence of authorized but unissued preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights to powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company.

Convertible Notes

The Company has issued to Ironbound Partners Fund, LLC (“Ironbound”) several convertible promissory notes in an aggregate principal amount of $347,000 maturing on August 31, 2020.

All of the outstanding notes bear interest at a rate of 5.0% per annum, payable at maturity, and are convertible, at the election of Ironbound into shares of common stock following the consummation of a “Qualified Financing” or upon the consummation of a “Fundamental Transaction,” at the “Conversion Price” (as each quoted term is defined in the notes).

Dividends

We have not declared or paid any cash dividends on our common stock and do not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board and will depend on our earnings, if any, our capital requirements and financial condition and such other factors as the Board may consider.

Listing of Securities

Our Common Stock is traded on the OTC Market under the symbol “NTWN”.